Exhibit 4.1

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or any similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Vice-President, Investor Relations of Royal Oak Mines Inc., 5501 Lakeview Drive, Kirkland, Washington 98033-7314 U.S.A., Telephone: (425) 822-8992, Fax: (425) 822-3552.

ADDITIONAL ISSUE                                                August 31, 1998

                             ROYAL OAK MINES INC.

                                  $5,334,761

                            4,103,663 COMMON SHARES
        (TO BE ISSUED ON THE EXERCISE OF 4,103,663 SPECIAL WARRANTS)

     This short form prospectus is being filed in respect of 4,103,663 common shares ("Common Shares") of Royal Oak Mines Inc. ("Royal Oak" or the "Corporation") which are issuable, without payment of additional consideration, upon the exercise of 4,103,663 special warrants (the "Special Warrants") issued by Royal Oak on June 24, 1998. Each Special Warrant entitles the holder thereof to acquire one Common Share, without payment of additional consideration, at any time prior to 2:00 p.m. (Vancouver time) on the earlier of: (i) the sixth business day after a receipt for this short form prospectus has been issued by the securities regulatory authority in each of Alberta, British Columbia, Newfoundland and Ontario; and (ii) December 31, 1998 (the "Expiry Date"). All Special Warrants remaining unexercised on the Expiry Date will be automatically exercised on the Expiry Date. If the securities regulatory authority in each of Alberta, British Columbia, Newfoundland and Ontario has not issued a receipt for this short form prospectus on or before 2:00 p.m. (Vancouver time) on September 21, 1998, the holders of Special Warrants shall be entitled to deliver their Special Warrant certificates to Montreal Trust Company of Canada at its principal offices in Toronto, Ontario at 151 Front Street West, 8th Floor, Toronto, Ontario, M5J 2N1 or Vancouver, British Columbia at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, and to receive 1.1 Common Shares, without payment of additional consideration, for each Special Warrant held. See "Details of the Offering".

     The issue price of $1.30 per Special Warrant was established by the Corporation. The outstanding Common Shares of Royal Oak are listed on The Toronto Stock Exchange and the American Stock Exchange. On August 31, 1998, the closing price of the Common Shares on The Toronto Stock Exchange was Cdn$0.60 and on the American Stock Exchange was US$0.438.


                                                                Proceeds to
                                         Price to Public      the Corporation(1)
                                         ---------------      ------------------
          Per Special Warrant                $1.30                  $1.30

          Total Offering                   $5,334,761             $5,259,761

(1) Before deducting the expenses of the offering of Special Warrants estimated to be $75,000.

     An investment in the securities offered hereby is subject to certain risks related to the nature of the Corporation's business. See "Rick Factors". Certificates for the Common Shares issuable on exercise of the Special Warrants will be available for delivery upon exercise of the Special Warrants.

                              EXCHANGE RATE DATA

     The Corporation publishes its consolidated financial statements in Canadian dollars. ALL DOLLAR AMOUNTS SET FORTH IN THIS SHORT FORM PROSPECTUS ARE IN CANADIAN DOLLARS, EXCEPT WHERE OTHERWISE INDICATED. The following table sets forth certain exchange rates based on the noon buying rate in the City of New York for cable transfers, in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). Such rates are set forth as United States dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On August 31, 1998, the inverse of the Noon Buying Rate was $1.00 equals US$0.6361.



                                                                            EIGHT MONTHS ENDED
                                YEAR ENDED DECEMBER 31,                          AUGUST 31,
                 -------------------------------------------------------    ------------------
                   1993         1994        1995       1996        1997            1998
                 -------       ------      ------     ------      ------          ------
High...........   0.8046       0.7632      0.7527     0.7513      0.7489          0.7105

Low............   0.7439       0.7105      0.7023     0.7235      0.6947          0.6343

Average (1)....   0.7751       0.7321      0.7305     0.7332      0.7222          0.6835

Period End.....   0.7544       0.7129      0.7323     0.7301      0.7034          0.6361

Note:

(1) The average of the exchange rates on the last day of each month during the period indicated.

                              TABLE OF CONTENTS

                                            Page                                             Page
Exchange Rate Data.......................    2    Share Capital.............................  16
Documents Incorporated by Reference......    2    Price Range and Trading Volume of Royal
Royal Oak Mines Inc......................    4      Oak Common Shares.......................  17
  General................................    4    Legal Proceedings.........................  19
  Selected Financial Data................    4    Legal Matters.............................  21
  Recent Developments....................    6    Auditors, Transfer Agent and Registrars...  21
Risk Factors.............................    9    Purchasers' Statutory Rights..............  21
Use of Proceeds..........................   15    Contractual Right of Rescission...........  22
Details of the Offering..................   15    Certificate of the Corporation............  23

                          DOCUMENTS INCORPORATED BY REFERENCE

     The following documents of the Corporation, filed with the securities commissions or similar authorities in the provinces of Canada and with the United States Securities and Exchange Commission, are specifically incorporated by reference in and form an integral part of this short form prospectus:

     (a)  the Form 10-K of the Corporation dated April 14, 1998;

     (b) the comparative audited consolidated financial statements of the Corporation and the notes thereto for the year ended December 31, 1997, together with the auditors' report thereon, included at pages 60-100 of the Corporation's Form 10-K;

     (c) "Management's Discussion and Analysis of Financial Condition and Results of Operations" included at pages 47-57 of the Corporation's Form 10-K;

     (d)  the Form 10-Q of the Corporation dated May 15, 1998;

     (e)  the Form 10-Q of the Corporation dated August 14, 1998;

     (f)  the Management Information Circular (Proxy Statement) dated
          May 21, 1998 prepared in connection with the Corporation's annual and special meeting of shareholders held on June 26, 1998;

     (g) a material change report dated January 12, 1998 with respect to the Corporation's US$44 million senior secured debenture financing;

     (h) a material change report dated February 26, 1998 with respect to the adoption of a shareholder rights plan by the board of directors;

     (i) a material change report dated March 13, 1998 with respect to the capital cost of the Kemess gold-copper project;

     (j) a material change report dated March 18, 1998 with respect to a default under the Corporation's senior secured debentures due January 30, 2003;

     (k) a material change report dated March 19, 1998 with respect to liquidity issues and status of construction of the Kemess South mine;

     (l) a material change report dated March 26, 1998 with respect to the Trilon Financial Corporation senior secured debenture financing; and

     (m) a material change report dated June 24, 1998 with respect to the completion of the senior secured debenture financing with Trilon Financial Corporation.

      Material change reports (excluding confidential reports), comparative interim financial statements and information circulars filed by the Corporation with the various provincial securities commissions or any similar regulatory authorities in Canada or the United States after the date of this short form prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this short form prospectus.

     ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR THE PURPOSES OF THIS SHORT FORM PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENTS SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE.

                                ROYAL OAK MINES INC.


GENERAL

     Royal Oak Mines Inc. ("Royal Oak" or the "Corporation") was formed from the amalgamation on July 23, 1991 of Giant Yellowknife Mines Limited, Pamour Inc., Pamorex Minerals Inc., Royal Oak Resources Ltd. and Akaitcho Yellowknife Gold Mines Limited. On January 1, 1992 Royal Oak amalgamated with its wholly-owned subsidiary Supercrest Mines Limited and on December 29, 1997 the Corporation amalgamated with its wholly-owned subsidiary Kemess Mines Inc. The head office and principal place of business of the Corporation is 5501 Lakeview Drive, Kirkland, Washington 98033-7314.

     Royal Oak is a major North American gold mining company that has produced in excess of 50 million ounces of gold over a 60-year period. In 1997, the Corporation owned and operated five producing gold mines. The Corporation commenced limited production at its new Kemess gold-copper mine located in British Columbia on May 19, 1998. See "Recent Developments - Kemess Project". The Corporation has several projects (Matachewan, Duport, Red Mountain and the Pamour expansion) at various stages of development. Work on these projects was postponed in 1997 due to low gold prices and the need to conserve cash to complete construction of the Kemess South mine. The Corporation has extensive land positions in Canada covering approximately 566,000 acres, as well as 179,000 acres in Fiji, which provide it with the opportunity to expand its reserves through focused exploration and development. As of the fiscal year ended December 31, 1997, Royal Oak reported approximately 7.0 million ounces of gold in mineable ore reserves, net of reserve additions through exploration and gold production for the fiscal year, and produced 351,349 ounces of gold.

     The Corporation's five producing gold mines in 1997 consisted of the Colomac and Giant mines in the Northwest Territories, the Pamour and Nighthawk mines in Ontario and the Hope Brook mine in Newfoundland. In September 1997, the Corporation closed the Hope Brook mine after depletion of ore reserves and in December 1997, the Corporation closed the high cost Colomac mine for economic reasons. Both mines have been placed on care and maintenance. Through acquisitions, exploration and the implementation of more advanced and efficient mining methods, the Corporation has increased its annual production from 194,952 ounces of gold in 1991 to 351,349 ounces of gold in 1997, with record gold production of 389,203 ounces recorded in 1996. The Corporation conducts a focused exploration program to develop additional mineable ore reserves in close proximity to its existing mines in order to maximize the utilization of its processing facilities and to increase processing efficiencies. The reduction of approximately 2.9 million ounces, or 29%, from the 9.9 million ounces reported at December 31, 1996, mainly reflects the estimation of ore reserves at a gold price of $495 per ounce (US$350 per ounce) at December 31, 1997 compared with $527 per ounce (US$390 per ounce) at the end of 1996.

SELECTED FINANCIAL DATA

     The selected financial data in the table below has been derived from the consolidated financial statements of Royal Oak as at and for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995. The information has been prepared both on the basis of accounting principles generally accepted in Canada ("Canadian GAAP") and accounting principles generally accepted in the United States ("U.S. GAAP").


                                                                SIX MONTHS ENDED           YEARS ENDED
                                                                     JUNE 30                DECEMBER 31
                                                                  1998      1997      1997      1996      1995
                                                                  (thousands of dollars except per share amounts)
CANADIAN GAAP
INCOME STATEMENT DATA

Revenue .....................................................     45,050   106,846   191,167   255,168   208,311

Operating income (loss) .....................................    (13,869)  (21,057)  (62,848)   29,541     4,933

Net income (loss) ...........................................    (32,742)  (60,202) (135,215)   (5,985)   23,169

Net cash provided by (used in) operating
  activities ................................................    (78,751)  (71,859)   67,251    57,259    31,760


BALANCE SHEET DATA

Total assets ................................................    903,876   763,876   843,386   821,630   428,963

Long-term debt ..............................................    426,764   241,728   250,338   239,680        --

Shareholders' equity ........................................    301,971   391,340   316,378   451,366   340,495

PER SHARE DATA

Earnings (loss) .............................................      (0.24)    (0.43)    (0.97)    (0.04)     0.20

Net cash provided by (used in) operating
  activities ................................................      (0.57)    (0.52)     0.48      0.42      0.27



U.S. GAAP
INCOME STATEMENT DATA

Net revenue .................................................     45,050   106,846   191,167   255,168   208,311

Operating income (loss) .....................................    (23,083)  (18,702)  (70,396)   24,842    (1,059)

Net income (loss) ...........................................    (48,592)  (57,847) (153,057)  (10,684)   17,177

Net cash provided by (used in) operating
   activities ...............................................    (78,751)  (71,859)   66,628    57,066    31,401


BALANCE SHEET DATA

Total assets ................................................    874,354   752,700   829,350   825,800   416,810

Long-term debt ..............................................    426,764   241,728   250,338   239,680        --

Shareholders' equity ........................................    253,072   378,488   289,337   436,159   328,342



                                       6


PER SHARE DATA

Earnings (loss) .............................................      (0.35)    (0.42)    (1.10)    (0.08)     0.15

Net cash provided by (used in) operating
  activities ................................................      (0.57)    (0.52)    (0.48)     0.42      0.27


PRODUCTION DATA

Recovered gold and equivalent (ounces) ......................     91,289   189,925   351,349   389,203   371,151

Average spot gold price (US$ per ounce) .....................        297       347       331       388       384

Cash cost (US$ per ounce) ...................................        268       358       330       343       358

Total cost (US$ per ounce) ..................................        422       448       426       425       410


RECENT DEVELOPMENTS

KEMESS PROJECT

     The Corporation commenced limited production at the Kemess South mine on May 19, 1998 when hypogene ore was conveyed to line "A", one of two parallel circuits in the concentrator. On June 14, 1998, line "B" was commissioned. Commissioning and operations at the Kemess South mine are proceeding as planned.

     During the pre-production stripping phase of the project, which commenced in July of 1997, over 9.0 million tons of overburden and waste were removed to expose ore in the open pit of the Kemess South mine. From the commencement of operations in mid-May to August 17, 1998, approximately 3.0 million tons of hypogene ore at a grade of 0.218% copper and 0.016 ounces of gold per ton has been mined from the open pit of the Kemess South mine. The strip ratio for the project is estimated to be approximately 1.18 to 1 over the estimated 16-year life of the Kemess South mine. The availability of the fleet of mobile equipment in the open pit has exceeded 90%.

     The concentrator has processed approximately 2.6 million tons of hypogene ore at a head grade of 0.206% copper and 0.016 ounces of gold per ton during the period from start-up to August 17. Design throughput was reached after approximately two months of operation. A sustainable milling rate of between 50,000 and 60,000 tons per day has been achieved, depending on the hardness of the ore. Approximately 11,000 tons of concentrate containing between 25% and 26% copper and between 1.3 ounces and 1.7 ounces of gold per ton have been produced. The concentrate is transported to the Far East for smelting and refining to recover metal values. On August 18, 1998, the mill commenced a campaign processing supergene ore.

     The Corporation is making design modifications to the flotation circuit in the concentrator to optimize gold and copper recoveries and estimates that 1998 projected recoveries of 78% copper and 71% gold will be achieved by the end of September 1998. The average life-of-mine recoveries are estimated to be 82% copper and 78% gold.

     The Kemess South mine is substantially in compliance with environmental regulations. The impoundment of tailings from the concentrator is operating successfully as a zero discharge system. Measures adopted to control sediment in local streams have been successfully implemented, and the re-vegetation of areas disturbed during construction has begun.

     The Corporation anticipates that commercial production will be achieved on or about September 30, 1998. The final cost of the Kemess South mine is expected to be approximately $480 million which is an increase of approximately 11.6% over the previously announced cost estimate. The increase is attributed to a number of unforeseen construction-related factors, the most significant of which related to additional costs for the tailings dam construction and the tailings pipeline system. These additional costs accounted for approximately one-half of the cost overrun. The design of the tailings dam was substantially altered due to geotechnical considerations related to bedrock and soil conditions. At the Corporation's request, the tailings pipeline design was changed to increase the number of tailings lines from one to two, in order to decrease the operating risk, adding additional costs to the previous estimates. In the dam and pipeline areas, the previously estimated budgets had not adequately allowed for the added difficulties in the handling of materials, nor for the control of sediments resulting from the earthworks program, nor for the substantial increase in the volumes of materials to be moved as a consequence of redesign. Additional costs were incurred in power line clearing, government-assessed stumpage costs, project expenses associated with increased costs resulting primarily from staff requirements, site accommodations, travel, freight and fuel. The remaining overrun amounts were associated with redesign requirements during the mechanical, piping, and electrical stage of the project construction, and bulk construction material quantity reconciliations. Delays in completing the senior secured debenture financing of the Corporation in June 1998 also contributed to cost overruns. See "Recent Developments - Senior Secured Debentures".

SENIOR SECURED DEBENTURES

     The Corporation entered into a securities purchase agreement with Trilon Financial Corporation ("Trilon") on April 17, 1998 providing for the issuance by the Corporation to Trilon and Northgate Exploration Limited of senior secured debentures in the aggregate principal amount of US$120 million (the "Senior Debentures"). The initial draw-down of US$115 million under the Senior Debentures occurred on June 24, 1998 and $4.75 million was drawn down on August 18, 1998. The balance of $0.25 million may be drawn down subject to the fulfillment of certain conditions. The Senior Debentures mature June 22, 2000 and bear interest at a rate of 30 day LIBOR plus 6% per annum. Interest payments commenced July 31, 1998 and are payable monthly thereafter.

     The Corporation issued the Senior Debentures for the following purposes:
(i) to repurchase and retire the senior secured debentures issued by the Corporation in January 1998 in the principal amounts of $19.5 million and US$30.7 million and pay accrued interest thereon; (ii) to pay the Corporation's past due accounts payable attributable to construction of the Kemess South mine; and (iii) to provide the Corporation with working capital.

     The Senior Debentures are secured by a first fixed and floating charge on all of the present and after acquired property and assets of the Corporation and certain of its subsidiaries, subject to mutually agreed permitted encumbrances and are redeemable, in whole or in part, in aggregate minimum amounts of US$5 million at any time at 101% of the principal amount being repaid plus interest and all other amounts owing thereon. Under the terms of the Senior Debentures, the holders of the Senior Debentures (the "Debentureholders") can require the Corporation to transfer ownership of the Kemess South mine to a wholly-owned subsidiary of the Corporation. The Corporation received a formal request from the Debentureholders in early July 1998 requiring the transfer of the Kemess South mine to a wholly-owned subsidiary of the Corporation. The Corporation has identified certain potentially adverse tax consequences which may arise from such a transfer. Consequently, the Corporation has asked the Debentureholders to reconsider their request and discussions between the Corporation and the Debentureholders are continuing.

     The fees payable by the Corporation to the Debentureholders consist of the following:

     (1) a non-refundable up-front fee of US$2.4 million, which was paid on closing;

     (2) a non-refundable fee equal to 2% of the outstanding principal and accrued interest payable to the Debentureholders which exceeds the following threshold levels as at the following dates, being (a) US$80 million on February 15, 1999, and (b) US$50 million on October 15, 1999; and

     (3) a royalty payable to Trilon of up to a maximum of 1.62% (the "Royalty") of the gross revenues of the Kemess South mine to be accrued but unpaid for two years and thereafter payable quarterly. The accrued Royalty will bear compound interest at the three-month LIBOR rate plus 1% per annum. The Royalty is to be prorated in the event that the Senior Debentures are redeemed prior to maturity based on the amount redeemed and the timing of such redemption. The Corporation may acquire the Royalty on June 22, 2003 at the then fair market value, payable in cash on such closing.

HEDGING ARRANGEMENTS

     The Corporation entered into a number of agreements with Bankers Trust Company ("Bankers"), Macquarie Bank Limited ("Macquarie") and The Bank of Nova Scotia ("BNS") (collectively, the "Hedging Parties"), each dated June 22, 1998. As at June 30, 1998, the Corporation was indebted to Bankers and BNS, pursuant to repayment agreements (the "Repayment Agreements"), in the aggregate amount of approximately US$25 million, including accrued interest. The Corporation agreed to pay to Bankers and BNS US$500,000 and US$100,000, respectively, on December 1, 1998 and agreed to pay the balance, together with interest at the rate of 12% per annum, in twelve monthly payments commencing in January 1999.

     The Corporation also entered into an agreement with Macquarie (the "Macquarie Agreement") pursuant to which the Corporation agreed to secure the payment of certain present and future indebtedness under hedging contracts between the Corporation and Macquarie to the extent that any such indebtedness becomes due.

     In connection with the Repayment Agreements and the Macquarie Agreement, the Corporation entered into a trust indenture (the "Hedging Indenture") dated as of June 22, 1998 with Montreal Trust Company of Canada (the "Hedging Trustee"), pursuant to which the Corporation and certain subsidiaries granted, and may in the future grant, security in the assets, property and undertaking of the Corporation and such subsidiaries to the Hedging Trustee up to a maximum amount of US$50 million for the benefit of the Hedging Parties and, subject to certain conditions, other providers of credit in respect to hedging and related activities of the Corporation. The security constituted by the Hedging Indenture ranks junior in priority to the security held by the Debentureholders. The Hedging Indenture provides for the issuance and pledging of three bonds (the "Bonds") by the Corporation in favour of the Hedging Parties as security for the indebtedness owed, and, in the case of Macquarie, certain indebtedness which may become owing by the Corporation, to the Hedging Parties. The Bonds issued to Bankers, BNS and Macquarie, each dated June 22, 1998, are in the principal amounts of US$21 million, US$5 million and US$15 million, respectively. The Corporation may in the future issue bonds under the Hedging Indenture to secure any future indebtedness under agreements which may be entered into by the Corporation in respect to hedging and related activities of the Corporation, subject to the maximum amount specified above.

SUBORDINATED NOTES

     In order to obtain the required consent to the issuance of the Senior Debentures, the Corporation and the holders (the "Noteholders") of the Corporation's US$175 million senior subordinated notes due 2006 (the "Notes") agreed to certain amendments and supplements to the Indenture dated as of August 12, 1996 among the Corporation, Kemess Mines Inc. and Mellon Bank, F.S.B., as trustee, as amended by the First Supplemental Indenture dated as of December 31, 1997 and the Second Supplemental Indenture dated as of January 31, 1998 between the Corporation and Chase Manhattan Trust Company, National Association ("Chase"), as successor trustee to Mellon Bank, F.S.B. (as so supplemented and amended, the "Indenture"). The Indenture was amended and supplemented by:

     (1) the Third Supplemental Indenture dated as of May 19, 1998, which reduces the length of time required to set a record date for determining the Noteholders who are entitled to consent to any amendment or supplement of the Indenture or any waiver pursuant thereto from 30 days to 3 days prior to the first solicitation of such consent;

     (2) the Fourth Supplemental Indenture dated as of June 22, 1998, which has the effect of: (i) increasing the interest rate payable on the Notes by 175 basis points to 12.75% per annum effective May 30, 1998; (ii) increasing the limits on aggregate Permitted Indebtedness (as defined in the Indenture) to US$120 million (to permit the issuance of the Senior Debentures) and, to the extent the Senior Debentures are repaid, establishing a working capital facility; (iii) allowing the transfer in the future of the Kemess South mine to a new wholly-owned Subsidiary (as defined in the Indenture); (iv) allowing such Subsidiary to guarantee repayment of certain Senior Indebtedness (as defined in the Indenture) and the Notes; (v) providing for the granting of collateral security by the Corporation and its subsidiaries to secure the Notes; and (vi) allowing the Corporation to redeem the Notes at a purchase price of 105.5% of the principal amount of the Notes plus all accrued and unpaid interest at any time before August 15, 2001; and

     (3) the Fifth Supplemental Indenture dated as of June 22, 1998, which provides that in the event of certain bankruptcy or other similar proceedings in which the Debentureholders and the Noteholders may be placed in the same class of creditors, Noteholders who consent to the Fifth Supplemental Indenture have agreed for the benefit of themselves and their assignees to: (i) take all steps reasonably within their control or power to place the Noteholders in a different class of creditors than the Debentureholders; and (ii) assign to the Debentureholders their voting rights in any such proceedings to enable the Debentureholders to vote against and defeat any restructuring plan presented to any class of creditors which includes both the Debentureholders and the Noteholders.

     Pursuant to the Fourth Supplemental Indenture the Corporation and certain of its subsidiaries granted and may in the future grant security in favour of Chase, as trustee, and CIBC Mellon Trust Company ("CIBC Mellon"), as collateral agent, in the assets, properties and undertaking of the Corporation and such subsidiaries to secure repayment of principal and interest owing on the Notes and all other present and future amounts owing under the Indenture. The Fourth Supplemental Indenture included an Inter-Creditor Agreement between, among others, the Debentureholders, Chase, as trustee, and CIBC Mellon, as collateral agent, pursuant to which the security of the Debentureholders was confirmed as having priority over and ranking senior to the security held by Chase and CIBC Mellon on behalf of the Noteholders. Pursuant to the Fourth Supplemental Indenture, Chase, as trustee, and CIBC Mellon, as collateral agent, acknowledged to the Corporation, the Hedging Trustee and the Hedging Parties that the security constituted by the Hedging Indenture ranks in priority to the security held by Chase and CIBC Mellon on behalf of the Noteholders.

     Noteholders who executed consents to the Third, Fourth and Fifth Supplemental Indentures were entitled to receive, PRO RATA based on the percentage of principal amount of Notes held, a consent fee equal to an aggregate of 10 million Common Shares of the Corporation on a private placement basis at a deemed issue price of US$1.125 per common share. The Third and Fourth Supplemental Indentures are binding on all Noteholders while the Fifth Supplemental Indenture is binding only on the Noteholders who provided their consent to such supplemental indenture. Approximately 99% of Noteholders consented to the Fifth Supplemental Indenture.


                                 RISK FACTORS

     Prospective purchasers of Common Shares should carefully consider all the information set forth or incorporated by reference herein and in particular should consider the following risk factors.

ADVERSE CONSEQUENCES OF FINANCIAL LEVERAGE

     As at August 31, 1998, the Corporation has outstanding long-term secured debt in the principal amount of US$321.1 million (approximately Cdn.$497 million based on the exchange rate as of the date hereof). Such amount does not include capital leases of approximately $24.6 million. Such secured indebtedness and capital leases in the aggregate represent approximately 64% of total capitalization. The Corporation's average annual interest expense in respect of such secured indebtedness and capital leases is approximately US$40.5 million (approximately Cdn.$62.7 million based on the exchange rate as of the date hereof).

     The degree of the Corporation's leverage has important consequences to the Corporation including: (i) requiring a significant portion of the Corporation's cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for operations and future business opportunities; and (ii) increasing the Corporation's vulnerability to adverse economic and industry conditions. In addition, under the various agreements which govern the Corporation's outstanding secured indebtedness, the Corporation is prohibited from incurring any additional material indebtedness. Such prohibition restricts the Corporation's ability to fund its operating working capital and future business opportunities by incurring additional indebtedness.

     The ability of the Corporation to make scheduled repayments of its present indebtedness will depend on, among other things, future gold and copper price volatility (see below), the future operating performance of the Corporation including the ability of the Kemess South mine to operate at anticipated levels and costs of production and the Corporation's ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Corporation's control.

GOLD AND COPPER PRICE VOLATILITY

     The Corporation's profitability is significantly affected by changes in the market prices of gold and copper. Gold prices may fluctuate dramatically and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major gold-producing regions such as North America, South Africa and the former Soviet Union. Moreover, gold prices are also affected by macro economic factors such as expectations for inflation, interest rates, currency exchange rates, and global prices, but not necessarily in the same manner as current demand and supply affects the prices of other commodities. The potential supply of gold consists of new gold mine production plus existing stocks of bullion, scrap and fabricated gold held by governments, central banks, financial institutions, industrial organizations and individuals. The establishment of a single central bank authority for the European Union may result in sales of gold currently held by the central banks of member nations. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price.

     Copper prices may also fluctuate dramatically and are affected by numerous factors beyond the Corporation's control, including expectations of inflation, speculative activities, the relative exchange rate of the United States dollar with other currencies, global and regional demand, production and production costs in major producing regions. For example, between January 1, 1997 and August 31, 1998, the price per pound of copper fluctuated between a high of US$0.8555 and a low of US$0.7109. The aggregate effect of these factors, all of which are beyond the Corporation's control, is impossible to predict.

     If gold and/or copper prices should decline below the Corporation's cash costs of production and remain at such levels for any sustained period, the Corporation could determine that it is not economically feasible to continue commercial production at any or all of its mines. The Corporation has recently undertaken a preliminary analysis of the carrying value of its assets to determine recoverability of its investments. Should spot prices for gold and copper continue at the current levels, the Corporation will be required to make a provision for the revaluation of the carrying value of some of its assets to their estimated realizable value. The Corporation anticipates that a writedown of the carrying value of any such assets would be reflected as a non-cash charge in the consolidated financial statements for the period ending September 30, 1998. The amount of such writedown in carrying value may be material to the Corporation. The Corporation enters into hedging programs, from time to time, to reduce certain of the risks associated with gold and/or copper price volatility. However, there can be no assurance that such hedging strategies will be successful. See "Risk Factors - Hedging Activities". The aggregate effect of these factors, all of which are beyond the Corporation's control, is impossible to predict.

     The volatility of gold and copper prices is illustrated in the following table which sets forth the average of the daily closing prices in United States dollars of gold and copper for 1980, 1985, 1990 and each year thereafter until 1998:


                        1980     1985     1990     1991     1992     1993     1994     1995     1996     1997    1998(3)
                       -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Gold(1) (per ounce)    $614.32  $317.22  $383.64  $362.23  $343.94  $359.86  $384.15  $384.08  $391.59  $331.29  $294.86

Copper(2)              $0.990   $0.643   $1.208   $1.059   $1.305   $0.866   $1.049   $1.331   $1.060   $1.032   $0.769
  (per pound)

------------------------
(1)  London Bullion Market.
(2)  London Metal Exchange.
(3)  Through August 31, 1998.

     As of August 31, 1998, the closing price for gold was US$273.40 per ounce and the closing price for copper was US$0.750 per pound.

     At the current world market price for gold, the Corporation's Giant, Pamour and Nighthawk mines are, effectively, breaking even on a cash basis. Revenues from gold produced at such mines are offsetting the current cash costs of operations at such mines but are not sufficient to cover the total costs of operations of such mines. Accordingly, if the current world market price of gold continues for a sustained period, it is likely that operations may be temporarily suspended, or one or all of such mines may be closed and placed on care and maintenance. In the event of any such closures, the ability of the Corporation to make the interest payments and scheduled principal repayments respecting its secured indebtedness is doubtful and may result in one or more defaults under the agreements which govern such secured indebtedness.

     At current world market prices of gold and copper and provided that the Corporation's operating mines achieve their forecast production and cost targets for 1998, the Corporation currently expects to have sufficient cash to meet interest payments arising during the balance of 1998. However, at such price levels, the Corporation's ability to meet interest payments and scheduled principal repayments of secured indebtedness occurring after 1998 will depend upon the Corporation's ability to maintain its costs of production at or below current levels, the performance of the Corporation's operating mines at or above forecast production, and its ability to refinance principal repayments as they fall due.

     Under the terms of the agreements which govern the Corporation's currently existing secured indebtedness, a default under any of such agreements may lead to a cross default under all of such agreements, with the result that if there is a default under any such agreements, all long-term secured debt together with interest accrued but unpaid thereon may thereupon become due and payable.

HEDGING ACTIVITIES

     In the normal course of its business, the Corporation uses gold spot deferred contracts, gold forward sales commitments and gold call option contracts to manage its exposure to fluctuations in the price of gold. Contracted prices on spot deferred and forward sales contracts are recognized in revenue when production is delivered against the commitment. If actual delivery is not made against a particular spot deferred contract at the time of maturity, gains or losses, if any, are recognized at the time. In addition, the Corporation uses foreign exchange contracts to minimize the impact of fluctuations in foreign currency prices. Contract positions are designed to ensure that the Corporation will receive a defined minimum price for certain quantities of its production. The related costs paid on premiums received for option contracts which hedge the sales prices of commodities are deferred and included in income as part of the hedged transaction. Revenues for the aforementioned contracts are recognized at the time contracts expire or are closed out by either delivery of the underlying commodity or settlement of the net position in cash. The Corporation is exposed to certain losses on forward sales contracts, generally the amount by which the contract price exceeds the spot price of the commodity, in the event of non-performance by the counterparties to these agreements. The Corporation believes that it has minimized credit risk relating to its hedging activities by dealing with large credit-worthy institutions and by limiting its credit exposure to such institutions. Due to the significant decline in gold and copper prices over the last eighteen months and the decline in the value of the Canadian dollar relative to other currencies in the last six months, the Corporation has recently realized significant hedging losses.

COMMODITY HEDGING

     As of June 30, 1998, the Corporation had contractual arrangements, in both United States and Canadian dollars, for 820,000 ounces of gold call options written with expiry dates between 1998 and 2002 at strike prices of US$311 to $391 per ounce.

     For the fiscal year ended December 31, 1997 and for the six month period ended June 30, 1998, the Corporation suffered a $22.5 million loss and $6.1 million gain, respectively, on commodity hedging activities.

FOREIGN EXCHANGE

     Currency fluctuations may affect the cash flow which the Corporation will realize from its operations as gold and copper are sold in world markets in United States dollars and the Corporation's costs are incurred primarily in Canadian dollars. The Corporation reports its financial statements in Canadian dollars. From time to time, the Corporation enters into hedging programs to reduce certain risks associated with foreign exchange exposure, although there can be no assurance that such hedging strategies will be successful. As of June 30, 1998, the Corporation had contractual arrangements to sell an aggregate of approximately US$48.2 million during 1998 at an exchange rate of $1.3450 to $1.3581/US$1.00. For the fiscal year ended December 31, 1997 and for the six month period ended June 30, 1998, the Corporation suffered a $23.8 million loss and $9.6 million loss, respectively, on currency hedging activities.

ORE RESERVE ESTIMATES; MINERAL INVENTORY

     The ore reserves presented herein are estimates and no assurance can be given that the indicated amount of gold or other minerals may be economically recovered. Ore reserve estimates may require revisions based on actual production experience and metal prices. Only certain of the Corporation's reserves have been reviewed and confirmed by independent sources. Reserves are typically calculated using current geological and calculation methods which might not detect fraudulent activities such as the introduction into ore samples of gold or other precious or base metals from unrelated sources. The ore grade actually recovered by the Corporation may differ from the estimated grade of reserves. The Corporation's reserve estimates are revised at each year end based on the results of the year's exploration activities, metal production and metal prices. Many factors relating to each mine, such as the design of the mine plan, unexpected operating and processing problems, increase in the stripping ratio in open pit mines, unforeseen geotechnical conditions which may result in increased ground support or dilution in underground operations, and the complexity of the mineralogy and metallurgy of an ore body, may adversely affect cash costs. Moreover, fluctuations in the market price of gold, copper or other minerals, as well as increased production costs or reduced recovery rates, may render reserves containing relatively lower grades of mineralization uneconomic to recover and may ultimately result in a reduction of reserves and mineral inventory.

GOVERNMENTAL PERMITS AND PAYMENTS

     In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on the part of the Corporation. The duration and success of permitting efforts are contingent upon many variables not within the Corporation's control. Environmental protection permitting, including the approval of reclamation plans, may significantly increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Corporation. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Corporation would not proceed with the development or continued operation of a mine or mines.

     The Corporation commenced limited production at the Kemess South mine on May 19, 1998. Commissioning is expected to be completed and commercial production is expected to commence on or about September 30, 1998. The development of the Kemess South mine was facilitated by approximately $162 million of compensation, economic assistance and investment from the British Columbia provincial government.

REGULATIONS AND MINING LAW

     The Corporation's mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, monitoring, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of exploring, planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Corporation would not proceed with the development or continue the operation of a mine or mines.

     The Corporation has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and the Corporation anticipates that it will continue to do so in the future. Although the Corporation believes that its operations and facilities comply in all material respects with applicable environmental protection requirements, there can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements. In July 1997, the combination of inordinately wet weather and fine particulate soil conditions resulted in a Pollution Abatement Order being issued against Kemess Mines Inc., a predecessor of the Corporation, for the release of sedimentation into water courses around the Kemess South mine construction site. The Corporation has worked closely with the federal and provincial governments to improve its control measures and ensure compliance with the above Order and applicable legislation. Moreover, it is possible that future developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to natural resources, property and persons resulting from or alleged to result from the Corporation's operations, could result in substantial costs and liabilities in the future. See "Legal Proceedings".

MINING RISKS AND INSURANCE

     The business of mining for gold and other metals is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, aboriginal land claims, native blockades, encountering unusual or unexpected geological conditions, stope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation maintains insurance against risks that are typical in the mining industry, but which may not provide adequate coverage in certain circumstances. Moreover, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to companies within the industry. Without such insurance, if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce its available funds.

EXPLORATION AND ORE RESERVE GROWTH

     Exploration for gold and other precious metals is highly speculative in nature, involves many risks and is frequently unsuccessful. There can be no assurance that exploration efforts will result in the discovery of gold mineralization or that any mineralization discovered will result in an increase of ore reserves. If ore reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change substantially. No assurance can be given that exploration programs will result in the replacement of current production with new reserves or that development programs will be able to extend the life of existing mines or locate new mines. In the event that new reserves are not developed, the Corporation may not be able to sustain its current level of gold production. In 1997, the Corporation ceased operations at its Hope Brook, Newfoundland and Colomac, Northwest Territories mines as a result of the high operating costs relative to the price of gold and, in the case of the Hope Brook mine, the depletion of ore reserves.

DEVELOPMENT PROJECTS

     GENERAL - The Corporation from time to time engages in the development of new ore bodies, both at newly acquired properties and currently existing mining operations. The Corporation's ability to sustain or increase its present level of gold production is dependent in part on the successful development of such new ore bodies and/or expansion of existing mining operations. The economic feasibility of any individual development project and all such projects collectively is based upon, among other things, estimates of ore reserves, metallurgical recoveries, production rates and capital and operating costs of such development projects and future metal prices. Development projects are also subject to the completion of favorable feasibility studies, the issuance of all required governmental approvals and permits, the settlement of any claims made against the Corporation or otherwise affecting the Corporation and its development projects and the receipt of adequate financing. Development projects may have no operating history upon which to base estimates of future operating costs and capital requirements. Particularly for development projects, estimates of ore reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geological data obtained from drill holes and other sampling techniques, metallurgical test work and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metal from the ore, comparable facility and equipment costs, anticipated climate changes, availability of appropriate supplies of water and power and other factors.
As a result, actual cash operating costs and economic returns of any and all development projects may differ significantly from the costs and returns currently estimated. Development and construction costs may increase significantly from those anticipated in feasibility studies as a result of circumstances not foreseeable at the time of preparation of such studies, delays in obtaining necessary permits, settlement of claims, increases in taxes, rates and other charges and other events.

     PENDING PROJECTS - The development and construction cost requirements for the Corporation's development projects are significant and are subject to the completion of favorable feasibility studies, receipt of adequate financing and all required governmental approvals and permits and other events. Work on these projects other than the Kemess South mine was postponed in 1997 due to low gold prices and the need to conserve cash to complete construction of the Kemess South mine. The Corporation plans to update feasibility studies and prioritize the development of its other projects when the price of gold recovers above the US$360 per ounce level for a sustained period. At the current world market price of gold such projects are uneconomic and, if such price continues, it is unlikely these projects will be completed. The Corporation is limited in its ability to develop projects pursuant to restrictive covenants contained in existing indentures and credit agreements.

COMPETITION

     Because mines have limited lives based on proven and probable ore reserves, the Corporation is continually seeking to replace and expand its ore reserves. The Corporation encounters competition from other mining companies in connection with the acquisition of properties producing or capable of producing gold and in the recruitment and retention of qualified employees. As a result of this competition, some of which is with companies having significantly greater financial resources, the Corporation may be unable to acquire attractive mining properties on terms it considers acceptable. In addition, there are a number of uncertainties inherent in any program relating to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Corporation's programs will yield new ore reserves to replace mined reserves and expand current reserves. The Corporation is limited in its ability to acquire additional properties pursuant to restrictive covenants contained in existing indentures and credit agreements. See "Risk Factors - Adverse Consequences of Financial Leverage".

ABORIGINAL LAND CLAIMS

     Historically, aboriginal groups have asserted rights over land located within their "traditional territory." In order to pursue a claim under established treaty processes, an aboriginal group was required to notify the responsible federal, provincial or territorial government having jurisdiction over the land in question. Each jurisdiction has one or more procedures in place to review and resolve any such claim, after which judicial review becomes available. On December 11, 1997, the Supreme Court of Canada rendered judgment in the case of DELGAMUUKW ET AL V. HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, THE ATTORNEY GENERAL OF CANADA AND THE FIRST NATIONS SUMMIT ET AL. The impact of the DELGAMUUKW decision is far from certain and will likely require many years of litigation and possible government intervention before being finally determined. However, the DELGAMUUKW decision may ultimately result in a significant change in the land claims process in Canada by providing a legal basis for the assertion that "aboriginal title" takes precedence over "Crown title" and by placing into dispute the Crown's right to grant alienation of such lands without the consultation or consent of any affected aboriginal group. The decision may result in aboriginal groups seeking judicial relief as an alternative to the slower, more complex treaty process. Prior to the DELGAMUUKW decision, it had been the policy of the British Columbia government to exclude lands leased by third parties from ongoing treaty negotiations with the various aboriginal groups in the Province. The most significant of the mineral claims that make up the Kemess South mine are under lease by the Corporation from the British Columbia government. The DELGAMUUKW decision has created uncertainty as to the Crown's right to grant such alienation in the absence of consulting with or obtaining the consent of aboriginal groups claiming territorial rights. Because the future impact of the DELGAMUUKW decision has yet to be determined, there can be no assurance that future claims, negotiations or judgments will not affect the Corporation's properties, including its Kemess South mine. If the Corporation's properties are included in any future negotiated settlements or court awards, there can also be no assurance that the Corporation would receive adequate compensation. To advance their respective interests, some aboriginal groups may take action which will limit or prevent operations at the Kemess South mine, such as, among other things, road blockades and the interruption of power supply.

CHANGE OF CONTROL

     The Indenture in respect of the Notes and the Senior Debentures provide that, upon the occurrence of any "Change of Control Triggering Event" or "Change of Control of the Corporation", as the case may be, the Corporation will be required to make an offer to the Noteholders to prepay the Notes and may be required by the Debentureholders to prepay the Senior Debentures at 101% of principal amount thereof plus accrued and unpaid interest thereon to the date of prepayment. There can be no assurance that the Corporation would be able to obtain financing on commercially reasonable terms or at all at such time, and consequently no assurance can be given that the Corporation would be able to prepay the Notes and the Senior Debentures, as the case may be, pursuant to such an offer to holders of Notes or requirement of holders of Senior Debentures. Clause (i) of the definition of "Change of Control Trigger Event" in the Indenture in respect of the Notes and the definition of "Change of Control of the Corporation" in the Senior Debentures includes a sale, lease, exchange or other transfer of "all or substantially all" of the assets of the Corporation to a person or group of persons. There is little case law interpreting the phrase "all or substantially all" in this context. Because there is no precise established definition of this phrase, the ability of the lenders to require the Corporation to prepay the Notes and the Senior Debentures, as the case may be, as a result of a sale, lease, exchange or other transfer of all or substantially all of the Corporation's assets to a person or group of persons may be uncertain.

CREDIT RATINGS

     On March 18, 1998, both Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") downgraded Royal Oak's credit rating. S&P lowered Royal Oak's corporate credit rating from single 'B' to double 'C' and lowered its rating of the Notes from triple 'C' to single 'C'. Moody's lowered its rating of the Notes from B3 to Caa2. On March 27, 1998, S&P raised its corporate credit rating for the Corporation to single 'B' minus from double 'C' and its rating on the Notes to triple 'C' from single 'C'.

                                  USE OF PROCEEDS

     The net proceeds to the Corporation from the sale of the Special Warrants and Common Shares offered hereby, after deducting estimated expenses of this offering, will be approximately $5,259,761, all of which will reduce the Corporation's outstanding accounts payable. No cash proceeds will be received directly by the Corporation.

                              DETAILS OF THE OFFERING

      On June 24, 1998, the Corporation issued and sold to certain investors by way of private placement an aggregate of 4,103,663 Special Warrants convertible into an aggregate of 4,103,663 Common Shares for aggregate consideration of $5,334,761. The Special Warrants were sold pursuant to prospectus exemptions under applicable legislation. The 4,103,663 Special Warrants were issued to certain creditors of the Corporation in full payment and satisfaction of an aggregate $5,334,761 of indebtedness (the "Indebtedness") of the Corporation in favor of such creditors. The Indebtedness related principally to overdue accounts payable in connection with the construction of the Kemess South mine.

     The Special Warrants were issued under the terms of a trust indenture (the "Warrant Indenture") dated as of June 24, 1998 between the Corporation and Montreal Trust Company of Canada, as trustee (the "Trustee"). Each Special Warrant entitles the holder thereof to acquire one Common Share, without payment of additional consideration, prior to 2:00 p.m. (Vancouver time) on the earlier of (i) the sixth business day after a receipt for this short form prospectus is issued by the securities regulatory authority in each of Alberta, British Columbia, Newfoundland and Ontario; and (ii) December 31, 1998 (the "Expiry Date"). Any Special Warrants which remain unexercised at the Expiry Date will be automatically exercised on the Expiry Date. If the securities regulatory authority in each of Alberta, British Columbia, Newfoundland and Ontario has not issued a receipt for this short form prospectus on or before 2:00 p.m. (Vancouver time) on September 21, 1998, the holders of Special Warrants shall be entitled to deliver their Special Warrant certificates to the Trustee at its principal office in Toronto, Ontario at 151 Front Street West, 8th Floor, Toronto, Ontario, M5J 2N1 or Vancouver, British Columbia at 4th Floor, 810 Burrard Street, Vancouver, British Columbia, V6C 3B9, and to receive 1.1 Common Shares, without payment of additional consideration, for each Special Warrant held.

     Holders of Special Warrants who wish to exercise the Special Warrants held by them in order to acquire Common Shares hereunder must complete the exercise forms attached to the Special Warrant certificates and deliver the certificates and the executed forms to the Trustee at its principal office in Toronto, Ontario or Vancouver, British Columbia. All of the Common Shares to be issued upon exercise of the Special Warrants will be fully paid and non-assessable.


                                   SHARE CAPITAL

SHARE CAPITAL

     The authorized capital of Royal Oak consists of an unlimited number of Common Shares and an unlimited number of special shares, issuable in series, of which, as of August 31, 1998, 150,865,080 Common Shares (including 1,924,816 Common Shares held by Witteck Development Inc., a wholly-owned subsidiary of the Corporation, which shares may not be voted) and no special shares were issued and outstanding.

COMMON SHARES

     Holders of Common Shares are entitled to one vote for each share held on all votes taken at meetings of the shareholders of Royal Oak (other than meetings at which only holders of another class or series of shares will be entitled to vote). Subject to the rights of holders of the special shares and other shares of Royal Oak ranking prior to the Common Shares, holders of Common Shares participate ratably in any dividend declared by the directors of Royal Oak on the Common Shares and the Common Shares carry the right to receive a proportionate share of the assets of Royal Oak available for distribution to the holders of Common Shares in the event of the liquidation, dissolution or winding up of Royal Oak.

SPECIAL SHARES

     The special shares may be issued from time to time in one or more series with such rights, privileges, restrictions, conditions and designations attached thereto as are fixed by resolution of the board of directors of Royal Oak. Each series of special shares will rank on a parity with the special shares of every other series. The special shares as a class rank prior to the Common Shares and any other shares ranking junior to the special shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of Royal Oak. Except in limited circumstances, holders of the special shares will not be entitled to receive notice of any meeting of the shareholders of Royal Oak (except a meeting called for the purpose of authorizing the dissolution of Royal Oak or the sale of all or a substantial part of its undertaking) or to attend or vote thereat.

OUTSTANDING SHARE COMMITMENTS

     As of August 31, 1998, the Corporation had outstanding stock options to purchase a total of 5,891,499 Common Shares issued to directors, executive officers and employees at prices ranging from $0.90 to $6.38 and expiring between September 17, 1998 and August 19, 2005.

     By resolution dated March 20, 1998, the Board of Directors approved a resolution to amend the terms of options to purchase 5,994,500 Common Shares of the Corporation, being substantially all of the Corporation's then outstanding stock options (the "Prior Options") so as to reduce the exercise price on such options to $1.10 per share and this amendment was approved by shareholders of the Corporation, excluding the votes of shares owned by the directors and senior officers of the Corporation and their respective associates, at a meeting held on June 26, 1998. The closing price of the Corporation's Common Shares on The Toronto Stock Exchange on the last trading day prior to the date of the approval of the Board of Directors of the amendment to the Prior Options was $1.10. All other terms and conditions of the Prior Options remain unchanged. The Prior Options had been previously granted to directors, officers and employees of the Corporation with exercise prices ranging from $1.50 to $6.25. The Corporation also has an option outstanding to purchase 34,999 Common Shares at a price of $6.38 per share, options outstanding to purchase 400,000 Common Shares at a price of $1.55 per share and an option outstanding to purchase 50,000 Common Shares at a price of $0.90 per share.


                         PRICE RANGE AND TRADING VOLUME OF
                              ROYAL OAK COMMON SHARES

TRADING ON THE TORONTO STOCK EXCHANGE

     The volume of trading and price ranges of the Common Shares on the TSE are set forth in the following table for the periods indicated:


PERIOD                           HIGH        LOW        VOLUME
------                           ----       -----     ----------
1997

First Quarter................    5.00        3.77     15,972,645

Second Quarter...............    4.34        3.00      8,505,353

Third Quarter................    3.93        2.25     13,158,220

Fourth Quarter...............    4.15        1.37     23,944,681





                                      18

1998

First Quarter................    2.30        0.85     19,091,759

Second Quarter...............    1.73        1.16      5,693,737

July.........................    1.32        0.91      1,291,104

August.......................    1.00        0.60      1,206,971

     The closing price of the Common Shares on the TSE on August 31, 1998 was $0.60.

TRADING ON THE AMERICAN STOCK EXCHANGE

     The volume of trading and price ranges in United States dollars of the Common Shares on the AMEX are set forth in the following table for the periods indicated:


PERIOD                           HIGH        LOW        VOLUME
------                           ----       -----     ----------
1997

First Quarter................    3.625        2.813    24,437,500

Second Quarter...............    3.125        2.188    20,441,100

Third Quarter................    2.875        1.625    30,072,400

Fourth Quarter...............    3.000        0.938    65,651,200

1998

First Quarter................    1.625        0.625    57,559,000

Second Quarter...............    1.188        0.750    26,560,100

July.........................    0.875        0.625     6,223,000

August.......................    0.688        0.375     9,192,500

     The closing price of the Common Shares on the AMEX on August 31, 1998 was US$0.438.

                                 LEGAL PROCEEDINGS

     The Corporation is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Corporation is also subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to environmental and other matters. No assurance can be given as to the ultimate outcome with respect to such claims and litigation. The resolution of such claims and litigation could be material to the Corporation's operating results of any particular period, depending upon the level of income for such period. In addition, the Corporation is subject to reassessment for income and mining taxes for certain years. It does not believe that adverse decisions in any potential tax reassessments or any amount which it may be required to pay by reason thereof will have a material adverse effect on the financial condition or future results of operations of the Corporation.

MACK LAKE MINING CORP. V. GIANT YELLOWKNIFE MINES LIMITED, ET AL, (October
1983), begun in the Supreme Court of Ontario where the action has since been stayed, and in the Northwest Territories as action no. 7031/83(NWT) alleging, INTER ALIA, title to the Salmita mineral claims, an accounting of profits made, and damages in the sum of $10 million. The Corporation is one of nine named defendants (including the original title holders) and has defended, INTER ALIA, on the basis of being a "bona fide purchaser for value without notice." Pleadings and productions are complete, however pretrial discovery remains incomplete.

FULLOWKA ET AL V. ROYAL OAK MINES INC. ET AL, (September 1994; served July
1995), begun by widows and dependents of nine miners killed during the 1992 strike at the Giant mine in the Supreme Court of the NWT as action no. CV 05408 alleging, INTER ALIA, negligence on the part of the Corporation and two named directors/officers (along with 23 other named defendants). Roger Warren, a member of the Union, was charged and subsequently convicted of causing the deaths by explosion. The claim against the Corporation and all named defendants but one totals approximately $10.8 million plus taxes, interest and costs. The claim against the two directors/officers and all defendants, excluding the Corporation, totals approximately $33.65 million plus taxes, interest and costs. The Corporation has denied any negligence on its part. Pleadings and productions are complete; pretrial discovery has recently commenced and is scheduled to continue through the summer of 1998. A second action (action no. CV 06964) has been commenced recently by the widows against the "John Does" in the original action; two of whom have served notices of third-party claims against, INTER ALIA, the Corporation and the two directors/officers aforesaid. Defendants have moved the court to strike the second action as being untimely. The Northwest Territories Workers' Compensation Board has rendered a decision that the immunity provisions of the WORKERS' COMPENSATION ACT do not apply to one of the named directors/officers, and application has been made for judicial review of this decision.

JAMES A. O'NEIL V. MARGARET K. WITTE ET AL V. ROYAL OAK MINES INC. (April 28, 1997; January 28, 1998 third party claim), begun in the Supreme Court of the Northwest Territories as action no. CV 07028 seeking damages of $2 million plus interest and costs and alleging post-traumatic stress in connection with the factual events referred to in the preceding claim.

FALCONBRIDGE LIMITED AND WINDY CRAGGY EXPLORATION LIMITED V. KEMESS MINES INC. AND ROYAL OAK MINES INC. ET AL, (June 1996), begun in the Supreme Court of British Columbia as action no. C962983 alleging, INTER ALIA, breach of contract, breach of the duty of good faith, breach of fiduciary duty and unjust enrichment arising from and related to agreements entered into in 1983 and 1984 between the plaintiffs and Geddes Resources Limited providing for a 22.5% royalty on the Windy Craggy claims; and the impact on same of the British Columbia government's appropriation of the claims for park purposes in 1993 and its subsequent resolution of Geddes' claim for compensation under the 1995 Heads of Agreement. Pleadings are largely complete and pretrial discovery is continuing. The trial is scheduled to commence in 1999.

TSAY KEY DENE AND TAKLA INDIAN BANDS V. KEMESS MINES INC. ET AL, (February
1997), begun in the Supreme Court of British Columbia as action no. 97 0723 seeking injunctive relief and an order setting aside the Certificate of Approval, License of Occupation and Permits to Cut for the Kemess South mine and its power line for, amongst other causes, alleged failure on the part of the British Columbia government to adequately consult with the Bands before granting the documents in issue and for alleged bias on the part of the Government related to the Heads of Agreement entered into between the British Columbia government and the Corporation in August 1995 in, INTER

ALIA, settlement of the Windy Craggy compensation claim. Interim and interlocutory injunction applications were denied by two separate judges of the British Columbia Supreme Court and have not been appealed by the plaintiffs. Hearing on the merits of the plaintiffs' claims was scheduled to commence in September 1997 but was adjourned at the plaintiffs' request to accommodate a court supervised mediation process between the British Columbia government and the plaintiffs, which began in August 1997, continued into December 1997 and was adjourned in January 1998 upon the withdrawal by one of the plaintiffs following pronouncement of the DELGAMUUKW decision by the Supreme Court of Canada. See "Risk Factors -Aboriginal Land Claims". In May 1998, the Takla Indian Band discontinued the proceeding against the Defendants. Also in May 1998, the other plaintiff, the Tsay Key Dene, and the Provincial Government agreed to mediation, and the scheduled proceedings will be adjourned pending results of the mediation.

TSAY KEY DENE INDIAN BAND AND GRAND CHIEF V. THE ATTORNEY GENERAL OF CANADA, HER MAJESTY THE QUEEN IN THE RIGHT OF CANADA AND HER MAJESTY THE QUEEN IN THE RIGHT OF B.C. ET AL, (January 1998), begun in the Supreme Court of British Columbia as action no. 98 0232. Even though the Corporation is NOT a party to this proceeding, the relief claimed could adversely impact the Kemess South mine and as a result the Corporation may seek intervenor status. The plaintiff, relying on the DELGAMUUKW decision, asserts that federal and provincial approval of the Kemess South mine constituted an infringement of the plaintiff's aboriginal rights and title to the land on which the Kemess South mine is located and further constituted a breach by both governments of their fiduciary and constitutional obligations. The plaintiff seeks declarations of statutory invalidity rendering all licenses and permits granted thereunder unconstitutional, void and unenforceable; damages from the named Provincial Ministries and departments, and injunctive relief designed to prevent the Kemess South mine from proceeding.

TAKLA LAKE INDIAN BAND V. THE ATTORNEY GENERAL OF CANADA, HER MAJESTY THE QUEEN IN THE RIGHT OF B.C. AND ROYAL OAK MINES INC., (February 1998), begun in the Supreme Court of British Columbia as action no. 03742 seeking declarations of statutory invalidity and negation of all licenses, permits and decisions regarding the Kemess South mine made thereunder; and damages and injunctive relief. As with the preceding action, this action appears to be founded on the DELGAMUUKW decision and claims aboriginal use of and title to the lands on which the Kemess South mine is located. Outside counsel has been retained and the Corporation intends to vigorously respond and defend.

GOLDEN HILL VENTURES LTD. V. KEMESS MINES INC., (September 1997), begun in support of Golden Hill's Builder's Lien in the Supreme Court of British Columbia as action no. 10023 (Smithers) and relocated as action no. 4146 (Prince George) alleging, INTER ALIA, pre-tender and contractual misrepresentations relied on to Golden Hill's detriment, breach of contract, quantum meruit, unjust enrichment and an "extras" claim for work and materials in a sum that doubles the original contract amount. The amount claimed is for the holdback under the contract, less outstanding room and board owed by the plaintiff (being the amount of $309,507.00), plus extras in the amount of $6,153,395.00. The Corporation is disputing the alleged misrepresentations and challenging the extras claimed as being related to and arising from alleged deficiencies in the plaintiff's performance of the contract and is asserting a counterclaim for losses arising from delay in the plaintiff's performance including the work of subsequent contractors. Pretrial discovery is expected to proceed in the fall of 1998.

ROYAL OAK MINES INC. V. TERCON CONTRACTORS LTD. (arbitration; January 1998 and heard March-May 1998, ongoing) TERCON CONTRACTORS LTD. V. ROYAL OAK MINES INC. (builders lien proceeding) (May 1998) ROYAL OAK MINES INC. V. TERCON CONTRACTORS INC. (BCSC May 1998) claiming damages for breach of contract of approximately $6.8 million, including interest and legal costs, for failure to pay for equipment used to perform a contract at the Kemess South mine. On March 20, 1998, the arbitrator entered an award finding against the Corporation generally and directed that the parties attempt to agree as to actual amounts owing, absent which agreement the arbitrator would retain jurisdiction over the matter for the purpose of determining the amount of a final monetary award against the Corporation. On May 5, 1998, the arbitrator made a partial award in the amount of $6,453,105.28. A court order that the award could be enforced as a judgment was made on May 7, 1998. On May 13, 1998, Tercon obtained a writ of seizure and sale of the Kemess South mine lease and claims. The Corporation challenged the same and on June 4, 1998, the court ordered the return of the mine lease and claims, stayed any execution against the same under this proceeding and under the builders lien proceeding commenced by Tercon. The court ordered the Corporation to pay $3,500,000 to Tercon from the proceeds of the Trilon financing (which amount has been paid) and invited the Corporation to make application for payment terms as to the balance before October 15, 1998. In addition, in May 1998, Royal Oak commenced proceedings against Tercon for misrepresentation in connection with the subject contracts. This proceeding is in very early stages. Tercon is also proceeding with its builders lien action which is scheduled to be heard
August 14, 1998 in Vancouver.

ADDITIONAL BUILDERS' LIENS AND CLAIMS. The Corporation has also received notice of and is in the process of responding to builders' liens filed against the Kemess South mine and/or claims arising out of work performed at the Kemess South mine by various contractors.

One of the claimants, Focus Industrial Contractors Inc. commenced an action in the Supreme Court of British Columbia in May 1998 as action 0982755 against the Corporation and certain of its employees, its subcontractor, Great West Electric Co. Ltd., and its employee, claiming $914,604 for conversion. The Corporation is defending the action and has agreed to indemnify the other defendants.

POLLUTION ABATEMENT ORDER: On July 16, 1997, the Corporation was served with a Pollution Abatement Order by the Province of British Columbia under section 31 of its WASTE MANAGEMENT ACT, respecting the Kemess South mine. The basis for the order was the release of total suspended solids into Kemess Creek and associated tributary water courses asserted to be at potentially deleterious levels. The release related to soil, dust, and mud that entered the creek system during very heavy rains encountered during the earth-moving construction work at the mine site. The Corporation has cooperated with both the British Columbia and federal ministries since issuance of the order and implemented a plan that dealt with sediment control techniques and structures during the 1998 Spring runoff. A joint government investigation into the sedimentation issue and the likely impact of same on fish in the Kemess creeks began in March 1998.


                                   LEGAL MATTERS

     Certain legal matters relating to the offering will be passed upon for the Corporation by Lang Michener, Toronto. Partners and associates of Lang Michener own beneficially, directly or indirectly, 5,000 Common Shares and options to acquire 115,000 Common Shares. A partner of Lang Michener is a director and Secretary of the Corporation.

                      AUDITORS, TRANSFER AGENT AND REGISTRARS

     The auditors of the Corporation are Arthur Andersen & Co., 401 West Georgia Street, Suite 2000, Vancouver, British Columbia, V6B 5A1.

     The transfer agents and registrars for the Common Shares are Montreal Trust Company of Canada at its principal offices in Vancouver and Toronto, and Bank of Nova Scotia Trust Company of New York at its office in New York, New York.

                            PURCHASERS' STATUTORY RIGHTS

     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, but such remedies must be exercised by the purchaser within the time limit prescribed by the securities legislation of the relevant province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

                          CONTRACTUAL RIGHT OF RESCISSION

     In the event that a holder of a Special Warrant, who acquires Common Shares of the Corporation upon the exercise of a Special Warrant as provided for in this short form prospectus, is or becomes entitled under applicable legislation to the remedy of rescission by reason of this short form prospectus or any amendment hereto containing a misrepresentation, the holder shall be entitled to rescission not only of the holder's exercise of its Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired, and shall be entitled, in connection with such rescission, to a full refund of all consideration paid to the Corporation on the acquisition of the Special Warrant. In the event the holder is a permitted assignee of the interest of the original Special Warrant subscriber, that permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of the Special Warrant under Section 130 of the SECURITIES ACT (Ontario) or applicable provisions of the Securities Acts of Alberta, British Columbia and Newfoundland or otherwise at law.

                           CERTIFICATE OF THE CORPORATION


Dated:  August 31, 1998


     The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of Alberta, British Columbia, Newfoundland and Ontario.

         /s/ "Margaret K. Witte"                        /s/ "James H. Wood"
         -----------------------------                  -----------------------
(Signed) MARGARET K. WITTE                     (Signed) JAMES H. WOOD
         President and Chief Executive                  Chief Financial Officer
         Officer


                        On behalf of the Board of Directors


         /s/ "William J.V. Sheridan"                    /s/ "Ross F. Burns"
         ------------------------------                 ------------------------
(Signed) WILLIAM J.V. SHERIDAN                 (Signed) ROSS F. BURNS
         Director                                       Director